 Exhibit (a)(5)(A)

X Financial Commences a Tender Offer to Repurchase approximately $9.04 Million of its ADSs

SHENZHEN, China, June 5, 2024 /PRNewswire/ -- X Financial (NYSE: XYF) (the “Company” or “we”), a leading online personal finance company in China, announced today that it has commenced a tender offer (the “Tender Offer”) to purchase up to 2 million American Depositary Shares (the “ADSs”) of the Company, each representing six Class A ordinary shares, par value $0.0001 per share, at a price of $4.52 per ADS (the “Purchase Price”), less any applicable withholding taxes, less a cancellation fee of $0.05 per ADS accepted for purchase in the Tender Offer that will be paid to The Bank of New York Mellon, the Company’s ADS depositary (the “ADSs Depositary”), and without interest. The Tender Offer will expire at 5:00 P.M., New York City time, on July 12, 2024, unless extended or earlier terminated.

As previously announced, the Company’s Board of Directors (the “Board”) approved a share repurchase program of up to $20 million (the “2024 Repurchase Program”) in May 2024. The repurchase of ADSs in the Tender Offer is being made pursuant to the 2024 Repurchase Program.

To tender ADSs, securityholders must follow the instructions described in the “Offer to Purchase” and the “Letter of Transmittal” that the Company is filing with the U.S. Securities and Exchange Commission (the “SEC”). These documents contain important information about the terms and conditions of the Tender Offer.

The Tender Offer will not be contingent upon any minimum number of shares being tendered or any financing conditions. The Tender Offer will, however, be subject to other conditions.

The Board has authorized the Tender Offer. However, none of the Company, the Board, the information agent and depositary for the Tender Offer or any of their respective affiliates are making any recommendation to securityholders as to whether to tender or refrain from tendering their shares in the Tender Offer or as to the price at which ADSs may choose to tender their shares. No person is authorized to make any such recommendation. Securityholders must decide how many shares they will tender, if any. In doing so, secuirtyholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the Tender Offer. Securityholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

The information agent and depositary for the Tender Offer is Broadridge Corporate Issuer Solutions, LLC. The Offer to Purchase, the Letter of Transmittal and related documents will be mailed to registered holders. Beneficial holders will receive the Offer to Purchase and a communication from their bank, broker or custodian. For questions and information, please call the information agent toll-free at (855) 793-5068.

Certain Information Regarding the Tender Offer

The information in this press release describing the Tender Offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell ADSs in the Tender Offer. The Tender Offer is being made only pursuant to the Offer to Purchase and the related materials that the Company is filing with the SEC, and will distribute to its securityholders, as they may be amended or supplemented. Securityholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the Tender Offer. Securityholders of the Company may obtain a free copy of the Tender Offer statement on Schedule TO, the Offer to Purchase and other documents that the Company is filing with the SEC from the SEC’s website at www.sec.gov. Securityholders also will be able to obtain a copy of these documents, without charge, from Broadridge Corporate Issuer Solutions, LLC, the information agent for the Tender Offer, toll free at (855) 793-5068. Securityholders are urged to carefully read all of these materials prior to making any decision with respect to the Tender Offer. Securityholders and investors who have questions or need assistance may call Broadridge Corporate Issuer Solutions, LLC.

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable U.S. securities laws, including statements about the Tender Offer, including the value of the ADSs to be offered to purchase in the tender offer and whether the Tender Offer is actually consummated. Forward-looking statements may be identified by words such as "seek", "believe", "plan", "estimate", "anticipate", “expect", "intend", "continue", "outlook", "may", "will", "should", look forward” "could", or "might", and other similar expressions. These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they do not fully materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could materially affect our business and financial results include, but are not limited to, the factors described in the forward-looking statement disclosure and “Risk Factors” section of our most recent Annual Report on Form 20-K. We do not have any intent, and disclaim any obligation, to update the forward-looking information to reflect events that occur, circumstances that exist or changes in our expectations after the date of this press release, except as required by law.

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen IR

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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